UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20429
FORM 12b-25
NOTIFICATION OF LATE FILING

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SEC FILE NUMBER
001-15061

CUSIP NUMBER
048221105

(Check One):  ☐ Form 10-K     ☐ Form 20-F      ☐ Form 11-K        ☒ Form 10-Q       ☐ Form N-SAR        ☐Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:___________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Atlantic BancGroup, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1315 South 3rd Street

Address or Principal Executive Office (Street and Number)

Jacksonville Beach, Florida 32250

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

:
(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSRor the transition report or portion thereof, could not be filed within the prescribed time period.

Due to complications surrounding the coordination of Registrant’s management, Board of Directors, attorneys and accountants, Registrant is unable to complete its Form 10-Q without unreasonable effort and expense. Specifically, in late-October 2009, we obtained updated collateral evaluations on eight loans and foreclosed real estate that required additional write-downs to reflect the fair value of these assets.  Two of the eight assets evaluated required write-downs totaling $3.2 million. While these adjustments were discovered in the fourth quarter of 2009, Registrant determined they should be reflected as of September 30, 2009, which required amending Oceanside Bank’s Call Report for the third quarter of 2009. Due to this detailed evaluation of asset quality and the impact on results of operations, the Registrant is unable to complete the financial disclosure required to be in the Form 10-Q without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Barry W. Chandler	904	247-4092
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(D) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      : Yes G No

(3)
Is it anticipated that any significant change in results of operations from the corresponding Period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? G Yes : No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Atlantic BancGroup, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 16, 2009	By	/s/ Barry W. Chandler
Barry W. Chandler, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).